UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 6, 2018

(Date of Report (Date of earliest event reported))

Generation Income Properties, Inc.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Address of principal executive offices, including zip code)

(813)-448-1234

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

On December 20, 2018, Generation Income Properties, Inc. (the “Company” or “GIP”) today announced that it has purchased, through a joint venture with Generation Income Properties, L.P., a 63,000/SF Industrial building in Huntsville, Alabama, that is net leased to Pratt & Whitney, a subsidiary of United Technologies.

The total purchase price was $8.3 million plus closing costs and expenses, and was purchased using a combination of cash from the Company, funds from a joint venture partner and debt. The $8.3 million purchase is GIP’s largest to date and adds another investment-grade credit tenant to its portfolio, increasing the Company’s annual gross-revenue by $685,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

15.1	Press release dated December 20, 2018

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: December 20, 2018	By:	/s/ David Sobelman
David Sobelman
Chief Executive Officer